NO ACT

PE
12-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004176

Received SEC
FEB 17 2009
Washington, DC 20549

February 17, 2009

Stefan K. Schnopp
Senior Counsel – Securities, Finance & Governance
Sprint Nextel Corporation
KSOPHF0302-3B229
6200 Sprint Parkway
Overland Park, KS 66251

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Re: Sprint Nextel Corporation
Incoming letter dated December 29, 2008

Dear Mr. Schnopp:

This is in response to your letters dated December 29, 2008 and January 29, 2009 concerning the shareholder proposal submitted to Sprint Nextel by the New York City Employees' Retirement System and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated February 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 6 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Joyce Abernethy
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

February 17, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sprint Nextel Corporation
Incoming letter dated December 29, 2008

The proposal requests the board to issue a report examining the effects of Sprint Nextel's internet network management practices.

There appears to be some basis for your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(7), as relating to Sprint Nextel's ordinary business operations (i.e., procedures for protecting user information). Accordingly, we will not recommend enforcement action to the Commission if Sprint Nextel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sprint Nextel relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Joyce Abernethy
Associate General Counsel

TELEPHONE: (212) 669-4531
FACSIMILE: (212) 815-8522
JABERNE@COMPTROLLER.NYC.GOV

February 4, 2009

BY EMAIL AND EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds" or the "Proponents") in response to the December 29, 2008 letter and supporting materials (the "Request Letter") submitted to the Securities and Exchange Commission (the "Commission") by Timothy O'Grady, Vice President-Securities & Governance, Sprint Nextel Corporation ("Sprint" or the "Company"). The Request Letter seeks assurance that the Staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Commission will not recommend any enforcement action if the Company excludes from its proxy statement for the 2009 annual meeting the Funds' shareholder proposal (the "Proposal"). The Company bases its request for exclusion on Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proposal, as well as the Company's Request Letter. Based upon such review and review of Rule 14a-8, it is my opinion that the Proposal must be included in Sprint's 2009 proxy statement because the Proposal (a) transcends the "ordinary business" of the Company by focusing on a significant social policy issue and (b) is not materially false or misleading. Therefore, the Funds respectfully request that the Commission deny the relief that the Company seeks and accordingly refrain from issuing a no-action letter.

I. SUMMARY RESPONSE

As detailed below, there is widespread public debate about the role of Internet Service Providers ("ISPs") as gatekeepers to civil liberties. As the "public square" has moved to the Internet, the Internet management practices of ISPs have taken center stage in debates about free speech and the right of privacy, and ISPs are now faced with profound questions about their roles as for-profit public companies within this new "public square." Shareholders are appropriately concerned about the strategic and societal implications of these issues, and as primary stakeholders in the Internet community, shareholders need to understand, and if necessary, exert influence in seeking constructive ways to address the issues.

As a major ISP provider, Sprint is at the heart of the debate on the role and practices of ISPs in the context of free expression and privacy as evidenced by the attention given to these issues by congressional committees as discussed below. Notwithstanding the magnitude and urgency of the issues addressed in the Proposal and the Company's failure to respond to the terms of the Proposal, the Company's management seeks to deny shareholders the opportunity to consider the broader issues presented by Sprint's network management practices by arguing that the Proposal intrudes on the Company's ordinary business operations and makes false, unsupported, vague and misleading statements. As demonstrated below, the Proposal (a) focuses appropriately on the Company's practices as they relate to important social policy issues—and therefore transcends "ordinary business" matters, and (b) is not materially false or misleading.

II. THE PROPOSAL

The Proposal begins with a series of whereas clauses, which note the key role of the Internet in modern American society, and the important public interests in privacy and freedom of expression that are implicated by Internet usage. The Resolved clause then states:

Therefore, be it resolved, that shareholders request that the Board of Directors prepare a report, excluding proprietary and confidential information, and to be made available to shareholders no later than November 30, 2009, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

III. DISCUSSION

The Company seeks to omit the Proposal under Rules 14a-8(i)(7) (ordinary business exclusion) and 14a(i)(3) (proposal vague and indefinite so as to be materially false or misleading). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that these exclusions apply. For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief on either of these grounds.

A. THE PROPOSAL RAISES SIGNIFICANT SOCIAL POLICY CONCERNS AND DOES NOT RELATE TO THE "ORDINARY BUSINESS" OF THE COMPANY UNDER RULE 14a-8(i)(7)

Sprint's request that the Proposal be excluded under Rule 14a-8(i)(7) rests upon four related arguments: that the Proposal relates to (i) the Company's network, (ii) protecting the Company's customer information, (iii) a legislative process, and (iv) matters too complex for shareholders. As will be shown below, the Company's arguments fail to provide any valid basis for exclusion.

The Division of Corporation Finance has stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i)(7) proposals that relate to matters of substantial public interest. The SEC advised in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that, even proposals relating to daily business matters but "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters), generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

Subsequently, the July 12, 2002 *Staff Legal Bulletin 14A* ("SLB 14A"), which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

In SLB 14A, the Staff noted "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters." As shown in *Yahoo!* (April 13, 2007), if the legislative and executive branches of the United States government raise serious public policy concerns with respect to an issue (in the case of *Yahoo!*, the issues of Internet censorship and monitoring by repressive foreign governments), such attention demonstrates the existence of a significant public policy issue that will be deemed to render a proposal appropriate for shareholder review. (See *Yahoo!*, Id., for proponent's documentation of governmental interest). In the instant case, there is ample evidence of legislative and executive branch focus and concern about Internet privacy and freedom of expression. Consider a few recent examples:

- Representative Edward Markey and 16 congressional co-sponsors introduced H.R. 5353 on February 12, 2008 (the "Online Privacy Bill of Rights") that concerns the issues identified in the Proposal.

- Hearings were held in 2008 by the House Energy and Commerce Committee (Subcommittee on Telecommunications and the Internet) on the issue of consumer privacy and new technology called "deep packet inspection ("DPI") coming to market through ISPs and their third party providers that facilitates "behavioral targeting" of consumers. (Business Week, Congress to Push Web Privacy, August 14, 2008).

- On August 1, 2008, the House Committee on Energy and Commerce sent letters to 33 leading Internet and broadband companies asking them for information about the extent to which they collect information about consumers' use of their broadband services or Web sites. (See http://markey.house.gov/index.)

- On August 1, 2008, the Federal Communications Commission ("FCC") adopted a Memorandum Opinion and Order (released on August 20, 2008) in connection with a leading ISP, Comcast Corporation, finding that Comcast actively interfered with attempts by some high-speed Internet subscribers to share files on a peer-to-peer network. The Order ruled, inter alia, that Comcast's "discriminatory and arbitrary practice [of interfering with connections of peer-to-peer applications] unduly squelches the dynamic benefits of an open and accessible Internet and does not constitute reasonable network management practices." 23 FCC Rcd 13028 (2008 (the "FCC Order"), Introduction, paragraph 1. The FCC noted in its Order that the "Internet is an unprecedented communications medium..." and quoted from statutory text in declaring the Internet "offer[s] a forum for a true diversity of political discourse, unique opportunities for cultural development, and myriad avenues for intellectual activity." Ibid., paragraph 12 (footnotes omitted). (Emphasis added.)

In his press release accompanying the letter campaign to the 33 Internet and broadband companies, Rep. Markey is quoted as follows: "This information will allow the Congress to gain a more comprehensive understanding of the nature and extent to which user-tracking technologies are being implemented and the impact they could have on consumer privacy and Internet communications **generally**." (Markey Press Release, August 1, 2009, http://markey.house.gov/index) (emphasis added). If legislators and regulators deem the issues of privacy and freedom of expression worthy of the attention indicated above, then surely Sprint's shareholders should be entitled to vote on a proposal that calls for a comprehensive and comprehensible consideration of such issues by their Board of Directors in the form of a report.

Interest in this significant policy issue has been acted on by legislators, undoubtedly due in large measure to the scrutiny the issue has received by the public and the media generally, and more specifically in connection with the actions of another leading ISP, Comcast. In June 2008, a coalition of groups sent a letter to Rep. Markey and Rep. Baron, expressing concern about "the issue of Internet service providers (ISPs) and their business partners targeting ads to subscribers based on inspections of those subscribers' Web activities." Signers of the letter included the Consumers Union and the Consumer Federation of America. (http://www.cdt.org/privacy/20080606markeybarton.pdf).

Additionally, recent polling data from the Consumers Union shows extremely high rates of public concern regarding privacy and the Internet (see information posted at www.consumersunion.org/pub/core_telecom_and utilities/006189.html). Finally, news database searches for terms such as "ISP privacy"; "ISP censorship"; "ISP freedom of speech"; and "ISP surveillance" for 2008 result in over 1,000 additional stories. Attached as Exhibit A is a listing of various recent articles on these issues.

The citations and quotes set forth above are only a small portion of a substantial body of evidence establishing that there is widespread public interest in the public's expectations of privacy on the Internet, in general, and with ISPs specifically. It is against this backdrop that the Company tries to diminish and recast the Proposal as focusing narrowly on the Company's customers: "The development and implementation of policies and procedures regarding Sprint Nextel's management of its network, including how such policies and procedures affect **its users'** 'expectations of privacy and freedom of expression on the Internet' are core management functions and an integral part of Sprint Nextel's day-to-day operations." (Request Letter, pg. 4, emphasis added). The Proposal clearly calls for a broad view of the impacts that is not limited to internal Company operations and not limited to Sprint customers, but rather looks outward to "public policy concerns" expressed by the broader public. Yet, Sprint incorrectly argues that the Proposal relates to the Company's procedures for managing *its* network and protecting *its* customers' information and cites numerous no-action letters excluding proposals asking for reports or actions in relation to the relevant company's specific customers. Reliance on such precedent is unwarranted as the Proposal in no way seeks a detailed explication or justification of the network management practices of the Company; nor does the Proposal ask for information about how it specifically protects its customers' privacy. The Proposal rather clearly, and explicitly, asks for a discussion of the effects of its network management practices on the broader public debate about online privacy. The Company's derivative arguments premised on this same mischaracterization, i.e. the Proposal relates to a complex matter that is only appropriate for management to address, and that the proposal seeks to micromanage the Company, are also without merit.

Similarly, with absolutely no basis in the text of the Proposal, the Company tries to completely rewrite the Proposal, claiming that it is effectively a "net neutrality issue," stating that the Proposal "among other things . . . embraces the question whether broadband Internet providers—such as Sprint Nextel—should be required by law to assure that consumers can continue to make use of the Internet resources of their choice via their broadband connections." Request Letter, pg. 4. The Company goes on to argue that the Proposal should be excluded since there is pending legislation regarding the issue of net neutrality. The Proposal makes absolutely no mention of net neutrality and certainly does not request a discussion or assessment of the legislative process related to the separate issue of net neutrality. Accordingly, the Company's discussion of no-action letters supporting exclusion of proposals seeking reports on existing or proposed legislation is irrelevant.

With the Internet increasingly becoming a necessity for ensuring full participation in the economic, social, and political spheres, the impact of network management practices on it clearly transcends day-to-day business operations. The Company, however, tries to imply that the Proposal merely touches upon a matter with public policy concerns, arguing "that does not remove it from the category of ordinary business." Request Letter, pg. 3. However, as noted above, the SEC made it clear in the 1998 Interpretive Release that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues generally would not be considered to be excludable." As demonstrated at length above, the issues of public expectations of privacy and censorship are significant social policy issues that, in the words of the Commission, "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Id. Two cases dealing with significant social policy issues in the context of the Internet support this proposition. *In Cisco Systems, Inc.* (Sep. 19, 2002), the Staff rejected a company's argument under Rule 14a-8(i)(7) that a proposal seeking a report about the hardware or software that the company provided to China or other nations to monitor, intercept or block Internet traffic could be excluded because it dealt with the "company's ordinary business operations." Similarly, in *Yahoo!* (April 13, 2007), discussed above, the same result was obtained where the proposal at issue addressed the same core policy issue as the proposal in *Cisco*, except in the context of providing Internet services rather than hardware or software. In both cases, the proposals focused on freedom of expression and association, and privacy.

For all the reasons stated above, the Proposal is not excludable as relating to the Company's "ordinary business" operations.

B. THE PROPOSAL IS NOT MATERIALLY FALSE OR MISLEADING

The Proposal Is Not Vague and Indefinite

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). However, the Staff made it clear that companies may rely on rule 14a-8(i)(3) "*only* where that company has demonstrated objectively that the proposal or statement is *materially false or misleading*." SLB 14B (emphasis added).

In the 1998 Interpretive Release, the Staff indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies."

Thus, the "micro-management" exclusion as discussed in the 1998 Interpretive Release and the vagueness exclusion provided by Rule 14a-8(i)(3) present two poles on the spectrum of permissible proposals. A proposal can not be too detailed; nor can it be so vague as to be materially false or misleading. The Proposal strikes the appropriate balance between these two polar requirements. In 13 whereas clauses preceding the resolved clause, the Proposal very clearly lays out the types of issues that the Board could consider addressing in its report. The Proposal highlights that "the Internet yields significant economic benefits to society with online US retailing revenue—only one gauge of e-commerce, exceeding $200 billion in 2008." Yet those robust economic benefits could be diminished, the Proposal notes, in that "any perceived compromise by ISPs of public expectations of privacy and freedom of expression on the Internet could have a *chilling effect on the use of the Internet* and detrimental effects on society." (emphasis added). The Proposal cites a number of statistics regarding Americans' perceptions regarding privacy issues: "72% of Americans are concerned that their online behavior is being tracked and profiled by companies"; "53% of Americans are uncomfortable with companies using their email content or browsing history to send relevant ads"; and "54% of Americans are uncomfortable with third parties collecting information about their online behavior."

While the Proposal appropriately does not dictate to the Board how it should engage in its examination or otherwise interfere with its discretion, contrary to the Company's assertion that the Proposal does not identify the types of effects the report is requested to address, the Proposal clearly gives guidance in this regard when it talks about the chilling effect on the use of the Internet, i.e., a decrease in Internet usage, as well as potential competitive, legal and reputational harm. In addition, with respect to what expectations of privacy Internet users may have, the Proposal cites user discomfort with user tracking and profiling, targeted ads based on browsing history and email content, and third party use of their data, among other things. These are clearly the types of privacy issues that the Board could address in a report.

Finally, the Company quibbles over what constitutes "significant public policy concerns," as well as the meanings of "significant" and "public policy" and argues that expectations of privacy and freedom of expression are highly subjective. In *Microsoft Corporation* (September 14, 2000), the Staff required inclusion of a proposal that requested the board of directors to implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued that "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. In *Yahoo!* (April 13, 2007), which also rejected a challenge on vagueness, the company challenged a number of commonly understood terms like "political speech." *See also Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a 'firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was vague).

The Proposal is not Materially False or Misleading.

The Company cites a litany of objections to various whereas clauses as false, misleading, unsupported and/or vague. The Staff in SLB 14B made it very clear that:

> it would not be appropriate for companies to exclude . . . an entire proposal in reliance on rule 14a-8(i)(3) . . . [where] [a] the company objects to factual assertions because they are not supported; [b] the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; [c] the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or [d] the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The Staff went on to state that exclusion or modification of a proposal would be appropriate only where:

> -statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [or]
>
> -the company demonstrates objectively that a factual statement is materially false or misleading;

SLB 14B

The Company has failed to meet either standard. They object to the statement in the whereas clauses that "class action lawsuits in several states are challenging the propriety of ISPs' network management practices," arguing that the statement implies that litigation is pending against the Company. The statement is clearly not directed at the Company and is in fact an objectively true statement. *See* http://www.clickz.com/3631662 and http://www.docstoc.com/docs/document-preview.aspx?doc_id=2497992

The Company also objects to a lack of citation for statistics cited in the whereas clauses (which information was prepared by Consumers Union, a leading non-profit consumers group, and is cited above) and claims, among other things, that phrases like "under public scrutiny" and "by regulatory authorities" are unclear. What is in fact very clear is that the entirety of the Company's objections falls squarely within the realm of objections that Staff has stated are not appropriate grounds for exclusion. In SLB 14B, Staff noted that it would "concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where the company has demonstrated objectively that the proposal or statement is materially false or misleading."

In sum, Sprint has failed to demonstrate objectively that the Proposal is materially false or misleading.

IV. Conclusion

For the reasons set forth above, the Proponents respectfully request that the Company's request for no-action relief be denied.

Thank you for your consideration.

Very truly yours,

Joyce Abernethy

cc: Timothy O'Grady, Sprint Nextel Corporation

EXHIBIT A

List of News Stories

BUSINESS WEEK

AT&T to Get Tough on Piracy, November 7, 2007
Congress to Push Web Privacy, August 14, 2008
The Candidates are Monitoring your Mouse, August 28, 2008

CNN

Tracking Of Users Across Web Sites Could Face Strict Rules, July 14, 2008
Free speech is thorny online, December 17, 2008

CHRISTIAN SCIENCE MONITOR

YouTube to McCain: No DMCA pass for you, October 15, 2008

FINANCIAL TIMES

Google founders in web privacy warning, May 19, 2008
FCC signals its authority over web access, July 29, 2008

LOS ANGELES TIMES

Technology stokes new Web privacy fears, July 14, 2008
FCC slams Comcast for blocking Internet traffic, vows to police ISPs, August 1, 2008

MSNBC

ISPs pressed to become child porn cops, October 16, 2008
The trouble with 'deep packet inspection', October 16, 2008

NATIONAL PUBLIC RADIO

FCC Rules Against Comcast, August 4, 2008
Google violates its 'don't be evil' motto, November 18, 2008

NEW YORK TIMES

Ad-Targeting Companies and Critics Prepare for Senate Scrutiny, July 8, 2008
An Imminent Victory for 'Net Neutrality' Advocates, July 11, 2008
F.C.C. Vote Sets Precedent on Unfettered Web Usage, August, 2, 2008
Applications Spur Carriers to Relax Grip on Cellphones, August 4, 2008
Web Privacy on the Radar in Congress, August 11, 2008
AT&T Mulls Watching You Surf, August 14, 2008
Comcast Says No New Traffic Management Plan Yet, August 21, 2008
McCain Fights for the Right to Remix on YouTube, October 14, 2008
Banks Mine Data and Pitch to Troubled Borrowers, October 22, 2008
Big Tech Companies Back Global Plan to Shield Online Speech, October 28, 2008
Does AT&T's Newfound Interest in Privacy Hurt Google?, November 20, 2008
Campaigns in a Web 2.0 World, November 3, 2008
How Obama Tapped Into Social Network Power, November 9, 2008
You're leaving a digital trail – do you care?, November 29, 2008
Google's Gatekeepers , November 30, 2008
Proposed Web Filter Criticized in Australia , December 12, 2008
Yahoo Limits Retention of Search Data, December 18, 2008

JIM LEHER NEWS HOUR

FCC Rules Comcast Violated Internet Access Policy, August 1, 2008

PHILADELPHIA INQUIRER

Comcast agrees to sign New York's anti-porn code , July 21, 2008
FCC orders Comcast to change Internet practices, August 1, 2008

SAINT LOUIS POST-DISPATCH

FCC rules against Comcast for blocking Internet traffic, August 1, 2008

SAN FRANCISCO CHRONICLE

FCC ready to take on ISP limits, July 29, 2008
Tarnished tech firms to adopt code of conduct, October 25, 2008
Group hopes to shape nation's privacy policy, November 17, 2008

WASHINGTON POST

FCC Chairman Seeks to End Comcast's Delay of File Sharing, July 12, 2008
Lawmakers Probe Web Tracking, July 17, 2008
Who Should Solve This Internet Crisis? , July 28, 2008
Lawmakers Seek Data On Targeted Online Ads, August 5, 2008
Some Web Firms Say They Track Behavior Without Explicit Consent, August 12, 2008
Telecom Reporting Rule May Be Eased, September 5, 2008
Politics and Social Networks: Voters Make the Connection, November 3, 2008
Under Obama, Web Would Be the Way Unprecedented Online Outreach Expected, November 10, 2008
A New Voice in Online Privacy, November 17, 2008
Verizon Staff Viewed Obama's Account, November 21, 2008
Wikipedia Censorship Sparks Free Speech Debate, December 9, 2008
RIAA's New Piracy Plan Poses a New Set of Problems, December 19, 2008

WALL STREET JOURNAL

Cuomo's Probe Spurs Internet Providers to Target Child Porn, June 11, 2008
Limits on Web Tracking Sought, July 15, 2008
Charter Delays Plan for Targeted Web Ads, June 25, 2008
FCC to Rule Comcast Can't Block Web Videos, July 28, 2008
Editorial on net neutrality, July 30, 2008
Google, Yahoo, Microsoft Set Common Voice Abroad, October 28, 2008
Google Wants Its Own Fast Track on the Web, December 15, 2008
Music Industry to Abandon Mass Suits, December 19, 2008 (citing pivotal role of ISPs)

Sprint Nextel
KSOPHF0302-3B229
6200 Sprint Parkway
Overland Park, KS 66251
Office: (913) 794-1427 Fax: (913) 523-9659

Stefan K. Schnopp
Senior Counsel - Securities, Finance & Governance

January 29, 2009

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Supplement to December 29, 2008 No-Action Request with Respect to:**
Sprint Nextel Corporation 2009 Annual Meeting
Shareholder Proposal of the New York City Employees' Retirement System & the New York City Board of Education Retirement System

Ladies and Gentlemen:

Per discussion with your Staff, this letter supplements the request, dated December 29, 2008 (the "Request Letter"), submitted on behalf of Sprint Nextel Corporation, a Kansas corporation ("Sprint Nextel"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. For purposes of the Request Letter, the defined term Proponent should also include the New York City Board of Education Retirement System ("Board of Education"). The Board of Education was a co-proponent on the Proposal but was inadvertently omitted from the Request Letter.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov in lieu of mailing paper copies. We are also sending a copy of this letter to the Proponent.

We apologize for any inconvenience or omission may have caused. If you have any questions with respect to this matter, please telephone me at (913) 794-1427 or email me at Stefan.Schnopp@sprint.com.

Very truly yours,

Stefan K. Schnopp
Senior Counsel – Securities, Finance & Governance

cc: Patrick Doherty (Office of Comptroller, NY)

Sprint Together with NEXTEL

Sprint Nextel
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251
Office: (913) 794-1513

Timothy O'Grady
Vice President- Securities & Governance

December 29, 2008

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sprint Nextel Corporation 2009 Annual Meeting
Shareholder Proposal of the New York City Employees' Retirement System

Ladies and Gentlemen:

This letter is submitted on behalf of Sprint Nextel Corporation, a Kansas corporation ("Sprint Nextel"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Sprint Nextel has received a shareholder proposal and supporting statement (the "Proposal") from the Office of the Comptroller of New York City, as custodian and trustee of the New York City Employees' Retirement System (the "Proponent"), for inclusion in the proxy materials to be distributed by Sprint Nextel in connection with its 2009 annual meeting of shareholders (the "2009 Proxy Materials"). A copy of the Proposal is attached as *Exhibit A*. For the reasons stated below, Sprint Nextel intends to omit the Proposal from its 2009 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov in lieu of mailing paper copies. Kindly acknowledge receipt of this letter by replying to my email address at Timothy.Ogrady@sprint.com. We are also sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Proposal from its 2009 Proxy Materials.

I. Introduction

On October 28, 2008, the Proponent sent a letter to Sprint Nextel containing the following proposal:

> Therefore, be it resolved, that shareholders request that the Board of Directors prepare a report, excluding proprietary and confidential information, and to be made available to shareholders no later than November 30, 2009, examining the effects of the company's Internet network management practices in the context of the significant public policy

concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

Sprint Nextel believes that the Proposal may be omitted from its 2009 Proxy Materials under Rule 14a-8(i) because (1) it deals with a matter relating to the company's ordinary business operations, and (2) it makes false, unsupported, vague and misleading statements. Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2009 Proxy Materials.

II. Basis for Excluding the Proposal

A. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to Sprint Nextel's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release. Sprint Nextel believes that these policy considerations clearly justify exclusion of the Proposal. Sprint Nextel's Internet network management practices concerning expectations of privacy and freedom of expression on the Internet are intricately interwoven with its day-to-day business operations – its network and customer privacy matters. In addition, it is precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1. <u>The Proposal by Its Very Terms Relates to Sprint Nextel's Ordinary Business Operations – Its Network</u>

In order to determine whether a proposal requesting preparation and dissemination of a special report to shareholders on specific aspects of a registrant's business is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Network management ensures fair use of the Internet and fair access to the common resources of any specific network by all. There are limits to the capacity of any network, and in particular wireless networks. The actions of one end-user on a wireless network can impact the ability of all other end-users in the same area to use the Internet at all. In these circumstances, carriers like Sprint Nextel must exercise reasonable network management techniques to ensure that the service offered is of reasonable quality for all end-users. If network operators are prohibited from addressing the manner in which an application or class of applications impacts a network, the result will not be an *increase* in the openness of the Internet; it will be quite the contrary. All users' access will be decreased due to poor performance, increased cost of service, and diversion of resources from deployment.

Sprint Nextel's network management philosophy is "One-for-All" not "All-for-One." That is One Network for all to use, not one network for one user or some very small group of users to abuse. Wireless networks rely upon spectrum, a scarce resource that cannot be readily expanded. Each sector of each cell site has limited capacity to be distributed among all end-users within the coverage area of that cell site. If one customer draws significant resources from that cell site, then other customers within that coverage area will receive either slower connections or will be dropped altogether.

Moreover, Sprint Nextel offers customers more than simple access to the Internet. Sprint Nextel provides private voice and data networks that allow customers, among other things, to reach the public Internet. However, Sprint Nextel also offers private data services, such as Sprint Nextel private web pages that are not "on the Internet" or even accessible from the Internet. These pages allow our customers to access their subscription, receive Sprint Nextel specific information, and make purchases, such as ring tones for their phones, all as part of their basic plan with Sprint Nextel. Sprint Nextel has a legitimate right to protect these data services and ensure that they are accessible by all customers as a part of their service package.

Furthermore, because a proposal merely touches upon a matter with public policy implications does not remove it from the category of ordinary business. Previous no-action letters issued by the Staff demonstrate the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would have broad public policy impacts outside the company, or instead would deal only with matters of the company's internal business operations, planning and strategies. Thus, the Staff has allowed a company to exclude a proposal requesting a report on the rationale for supporting "Net Neutrality." *Microsoft Corporation* (September 2006). Similarly, the Proposal should be excluded from Sprint Nextel's 2009 Proxy Materials.

2. The Proposal Impermissibly Seeks to Subject Basic Management Functions -Protecting Customer Information - to Shareholder Oversight

The Staff has long recognized that proposals that attempt to govern business conduct involving internal operating policies and customer relations may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. *See, e.g., Verizon Communications Inc. (February 22, 2007)* (proposal sought a report on the technological, legal, and ethical policy issues surrounding the disclosure of customer records and communications content to third parties, and its effect on customer privacy rights); *H&R Block Inc.* (August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to creation of shareholder committee to review customer satisfaction); *CVS Corporation* (February 1, 2000) (proposal sought report on a wide range of corporate programs and policies); *Associates First Capital Corporation* (February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); *Chrysler Corp.* (February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); *Citicorp* (January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

The Staff's no-action letters have found that policies and procedures for protection of customer information are basic customer relations matters. For example, in Verizon

Communications Inc. (February 22, 2007), the Staff permitted exclusion of a proposal seeking a report on policies and procedures surrounding the disclosure of customer records to government agencies without a warrant and non-governmental entities (e.g., private investigators), and its effect on customer privacy rights. *See also Bank of America Corporation* (February 21, 2007) (proposal sought a report on policies and procedures for protecting customer information); *Bank of America Corporation* (March 7, 2005) (same); *Consolidated Edison Inc.* (March 10, 2003) (proposal sought to govern how employees should handle private information obtained in the course of employment); and *Citicorp* (January 8, 1997) (proposal requested report on policies and procedures to monitor illegal transfers through customer accounts).

The development and implementation of policies and procedures regarding Sprint Nextel's management of its network, including how such policies and procedures affect its users' "expectations of privacy and freedom of expression on the Internet," are core management functions and an integral part of Sprint Nextel's day-to-day business operations. The Proposal is similar to the *Verizon* proposal discussed above, which the SEC permitted to be excluded. Here, as with Verizon, the Proponent is requesting Sprint Nextel to prepare a report describing the effects of its policies and procedures on the privacy rights of its customers. Sprint Nextel is one of the nation's largest telecommunications carriers, delivering a wide variety of wireline and wireless communication services to individual consumers, businesses, government and wholesale customers. Management is in the best position to determine what policies and procedures are necessary to manage its network and protect its customers' privacy. The Proposal impermissibly seeks to subject this integral piece of Sprint Nextel's business operations to shareholder oversight.

3. The Proposal Relates to a Legislative Process Implicating Sprint Nextel's Ordinary Business Operations

The term "Internet network management practices" in the Proposal is essentially a "Net neutrality" issue. Among other things, it embraces the question whether broadband Internet access providers – such as Sprint Nextel - should be required by law to assure that consumers can continue to make use of the Internet resources of their choice via their broadband connections. It is the subject of debate and pending legislation in Congress, including the proposed Internet Freedom Preservation Act of 2008. In addition, it is a central theme to President-elect Barack Obama's technology agenda. *AT&T Changing Tune on Net Neutrality?*, The Washington Post, November 14, 2008 (http://voices.washingtonpost.com/posttech/2008/11/att_changing_tune_on_net_neutr.html?nav=rss_blog).

The Staff consistently has permitted proposals to be excluded under Rule 14a-8(i)(7) where they were directed at engaging the company in a political or legislative process relating to an aspect of its business operations. *Verizon Communications, Inc.* (January 31, 2006) (proposal sought a board report on flat tax); *International Business Machines Corporation* (March 2, 2000) (proposal sought establishment of a board committee to evaluate the impact of pension-related proposals under consideration by national policymakers); *Pepsico, Inc.* (March 7, 1991) (permitting exclusion of proposal calling for an evaluation of the impact on the company of various federal health care proposals); *See also Dole Food Company* (February 10, 1992); and *GTE Corporation* (February 10, 1992).

Sprint Nextel's position on its network management practices depends on an intricate knowledge of its business strategies, product and service plans, and marketplace position. Sprint

Nextel has been intimately involved in the processes surrounding Internet network management practices and Net neutrality for many years. Shareholders are simply not in a position to dictate the company's policy on complex questions of business, technology advancement, policy, and regulation. This activity properly is reserved for the company's management. The Proposal inappropriately seeks to intervene in Sprint Nextel's day-to-day operations in this area in order to advance a specific political objective, and, therefore, should be excluded from the 2009 Proxy Materials.

4. <u>The Proposal Relates to a Complex Matter that is Only Appropriate for Management to Address</u>

Sprint Nextel has been working for years to inform lawmakers and other stakeholders of its policy, business and technology views with respect to its Internet network management practices. In *General Electric Company* (January 17, 2005), the proponent requested that the issuer prepare a report on the impact of a flat tax on the company. The Staff agreed with General Electric that tax planning and compliance were "intricately interwoven with a company's financial planning, day-to-day business operations and financial reporting."

Similarly, Sprint Nextel's stance on Internet network management practices is the result of its unique product plans, service offerings, position in the marketplace and assessment of the legislative landscape. The complexity of this debate, therefore, makes it an improper topic for action by shareholders at an annual meeting. It is the type of proposal condemned by the 1998 Release - one that "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Makes False, Unsupported, Vague and Misleading Statements

1. <u>The Proposal is Vague and Indefinite and, Therefore, Misleading</u>

Rule 14a-8(i)(3) allows the omission of a shareholder proposal if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading where neither the shareholders nor the company would be able to determine, with any reasonable amount of certainty, what action or measures would need to be taken if the proposal were implemented. Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals remain subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

> . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires - this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff's prior rulings provide guidance regarding the interpretation of the Staff's stated position with respect to Rule 14a-8(i)(3) set forth in Staff Legal Bulletin 14B. These rulings establish that shareholder proposals that (1) leave key terms and/or phrases undefined, or (2) are so vague in their intent generally that they are subject to multiple interpretations, should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Exxon Mobile Corporation* (January 22, 2008); *Wendy's International, Inc.* (December 22, 2005); and *NYNEX Corporation* (January 12, 1990); *Fuqua Industries, Inc.* (March 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Berkshire Hathaway Inc.* (March 2, 2007) (concurring with the exclusion of a shareholder proposal seeking to restrict the company from investing in any foreign corporation that engages in activities prohibited for U.S. corporations as "vague and indefinite"); *Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961)* ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Finally, the Staff consistently has agreed that shareholder proposals requesting certain disclosures can be excluded as vague and indefinite when the proposals contain only general or uninformative references to the information implicated or required to be generated by the proposal. For example, in *Kroger Co.* (March 19, 2004), a proposal requested the company to prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company on what actions would be needed to implement the proposal. The Staff agreed, concurring in the proposal's omission under Rule 14a-8(i)(3). *See also The Ryland Group, Inc.* (January 19, 2005); *ConAgra Foods Inc.* (July 1, 2004); *Albertsons, Inc.* (March 5, 2004); *Terex Corp.* (March 1, 2004); *Smithfield Foods, Inc.* (July 18, 2003); *Johnson & Johnson* (February 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as "vague and indefinite"); and *Alcoa Inc.* (December 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as "vague and indefinite").

The Proposal, like those described above, is vague and indefinite in numerous respects. Various critical terms and elements contained in the Proposal are undefined, unexplained, or otherwise ambiguous. For example, the Proposal requests Sprint Nextel to prepare a report "examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." The Proposal fails to define what a "significant public policy concerns" is. What is "significant" in this context? What is "public policy?" In addition, it is not clear what the "public's expectations of privacy and freedom of expression on the Internet" actually are. Matters of expectations of privacy and freedom of expression are highly subjective and do not lend themselves to interpretation by a corporate Board of Directors. These are matters that Sprint Nextel – or any company or individual – would not be able to determine.

Similar to the Staff's findings on numerous occasions cited above, Sprint Nextel's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on in the proxy solicitation materials. *See* Staff Legal Bulletin 14B; *The Boeing Corp.* (Feb. 10, 2004) (concurring that a proposal that the company amend its bylaws to require that an independent director serve as chairman could be excluded under Rule 14a-8(i)(3) "as vague and indefinite because it fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws"); *Capital One Financial Corp.* (Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's shareholders "would not know with any certainty what they are voting either for or against"). Here, the Proposal is comparable to the above proposals that the Staff has permitted companies to exclude due to vague language and references that do not inform shareholders of the manner in which the proposal is intended to operate, thereby preventing shareholders from making an informed choice. As such, neither Sprint Nextel's shareholders nor the Board of Directors would be able to determine with any certainty what actions it would be required to take in order to comply with the Proposal.

Based on the foregoing, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

2. The Proposal Contains False, Unsupported and Misleading Statements

A proposal may be omitted from the proxy solicitation materials under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that misleading materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also Cisco Systems, Inc.* (September 19, 2002).

The Proponent's supporting statements about Sprint Nextel are false, misleading, unsupported and/or vague. In particular, the Proposal's supporting statement provides that:

- *Class action lawsuits in several states are challenging the propriety of ISP's network management practices;*
- *Our Company's network management practices have come under public scrutiny by consumer and civil liberties groups, regulatory authorities and shareholders.*
- *Failure to fully and publicly address this issue poses potential ... legal ... harm to our Company;*
- *46% of Americans report they have used the internet, e-mail or text messaging to participate in the 2008 political process;*
- *72% of Americans are concerned that their online behaviors are being tracked and profiled by companies;*

- *53% of Americans are uncomfortable with companies using their email content or browsing history to send relevant ads; and*
- *54% of Americans are uncomfortable with third parties collecting information about their online behaviors.*

With respect to the first bullet above, the statement is misleading because it may lead a shareholder to believe that a class action lawsuit is pending against Sprint Nextel with respect to its network management practices. No such lawsuit has been filed against Sprint Nextel. The second bullet is also misleading because it is unclear what the Proponent means by coming under "public scrutiny" by "regulatory authorities." Sprint Nextel strives to comply with all rules and regulations relating to its network management practices and is not aware of any "regulatory authority," which is a vague term, "scrutinizing" its Internet privacy practices. Third, Sprint Nextel is not aware of how its "failure to fully and publicly address this issue poses" any "legal" harm to the company. This too is a misleading and unsupported statement. In addition, the last four bullets are each misleading and unsupported. The Proponent provides percentages of Americans who were presumably polled by an organization or group but provides no supporting authority or reference to validate such numbers.

The statements set forth above are false, unsupported and misleading and, thus, should be excluded from Sprint Nextel's 2009 Proxy Materials in accordance with Rule 14a-8(i)(3) and Rule 14a-9. *See Cisco Systems, Inc.* (September 19, 2002).

III. Conclusion

Sprint Nextel believes that the Proposal may be omitted from the 2009 Proxy Materials pursuant to (1) Rule 14a-8(i)(7) because public policy and business issues relating to the Internet are within the scope of Sprint Nextel's ordinary business operations, and (2) Rule 14a-8(i)(3) because the Proposal and its supporting statement are false, unsupported, vague and misleading. Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2009 Proxy Materials.

Kindly acknowledge receipt of this letter by replying to my email address at Timothy.Ogrady@sprint.com. If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Stefan Schnopp at (913) 794-1427 or email him at Stefan.Schnopp@sprint.com.

Very truly yours,

Timothy O'Grady /s/

Timothy O'Grady
Vice President – Securities & Governance

cc: The Proponent, c/o Patrick Doherty

Attachment

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 28, 2008

Mr. Charles Wunsch
General Counsel, Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, KS 66251

Dear Mr. Wunsch:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, and custodian of the New York City Board of Education Retirement System. ("the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Sprint Nextel Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures
Sprint Nextel - Internet 2009

Report on Our Company's Network Management Practices,
Public Expectations of Privacy and Freedom of Expression on the Internet

The Internet is becoming the defining infrastructure of our economy and society in the 21st century. Its potential to open new markets for commerce, new venues for cultural expression and new modalities of civic engagement is without historic parallel.

Internet Service Providers (ISPs) serve as gatekeepers to this infrastructure: providing access, managing traffic, insuring communication, and forging rules that shape, enable and limit the public's use of the Internet.

As such, ISPs have a weighty responsibility in devising network management practices. ISPs must give far-ranging thought to how these practices serve to promote--or inhibit--the public's participation in the economy and in civil society.

Of fundamental concern is the effect ISPs' network management practices have on public expectations of privacy and freedom of expression on the Internet.

Whereas:

- More than 211 million Americans--70% of the U.S. population--now use the Internet;
- The Internet serves as an engine of opportunity for social, cultural and civic participation in society;
- 46% of Americans report they have used the internet, e-mail or text messaging to participate in the 2008 political process;
- The Internet yields significant economic benefits to society, with online US retailing revenues – only one gauge of e-commerce - exceeding $200 billion in 2008;
- The Internet plays a critical role in addressing societal challenges such as provision of health care, with over 8 million Americans looking for health information online each day;
- 72% of Americans are concerned that their online behaviors are being tracked and profiled by companies;
- 53% of Americans are uncomfortable with companies using their email content or browsing history to send relevant ads;
- 54% of Americans are uncomfortable with third parties collecting information about their online behavior;
- Our Company provides Internet access to a very large number of subscribers and is considered a leading ISP;

- Our Company's network management practices have come under public scrutiny by consumer and civil liberties groups, regulatory authorities and shareholders.

- Class action lawsuits in several states are challenging the propriety of ISPs' network management practices;

- Internet network management is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company;

- Any perceived compromise by ISPs of public expectations of privacy and freedom of expression on the Internet could have a chilling effect on the use of the Internet and detrimental effects on society.

Therefore, be it resolved, that shareholders request that the Board of Directors prepare a report, excluding proprietary and confidential information, and to be made available to shareholders no later than November 30,2009, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

BNY MELLON
ASSET SERVICING

US Securities Services

October 28, 2008

To Whom It May Concern

Re: Sprint Nextel Corp. CUSIP#: 852061100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 26, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 3,187,565 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 28, 2008

To Whom It May Concern

Re: Sprint Nextel Corp. **CUSIP#: 852061100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 26, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 207,214 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

END